Publication: South China Morning Post
Page: Classified 6-8
Date: 12 April 2007
Where Published: Hong Kong
1/3 FPC Exemption (82-836)



FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 00142)

Website: http://www.firstpacco.com

## 2006 Annual Results – Audited

**FINANCIAL HIGHLIGHTS**

- Profit attributable to equity holders of the parent increased by 59.7 per cent to US$164.5 million (HK$1,283.1 million) from US$103.0 million (HK$803.4 million) due principally to higher recurring profit contributions from Indofood and PLDT.
- Turnover increased by 24.6 per cent to US$2,474.8 million (HK$19,303.4 million) from US$1,986.1 million (HK$15,491.6 million), principally reflecting Indofood's increase in turnover and a strengthened rupiah.
- Recurring profit improved by 39.6 per cent to US$149.9 million (HK$1,169.2 million) from US$107.4 million (HK$837.7 million).
- Profit contribution from operations increased by 29.6 per cent to US$187.3 million (HK$1,460.9 million) from US$144.5 million (HK$1,127.1 million).
- Basic earnings per share increased by 59.4 per cent to U.S. 5.15 cents (HK40.17 cents) from U.S. 3.23 cents (HK25.19 cents).
- Equity attributable to equity holders of the parent increased by 52.2 per cent to US$582.7 million (HK$4,545.1 million) at 31 December 2006 from US$382.8 million (HK$2,985.8 million) at 31 December 2005.
- Consolidated gearing ratio improved to 0.77 time at 31 December 2006, compared with 1.12 times at 31 December 2005.
- A final dividend of U.S. 0.45 cent (HK3.50 cents) (2005: U.S. 0.26 cent or HK2.00 cents) per ordinary share has been recommended, making a total dividend per ordinary share equivalent to U.S. 0.70 cent (HK5.46 cents) (2005: U.S. 0.39 cent or HK3.00 cents) for the full year or a dividend payout ratio of 15% (2005: 11%) of recurring profit.

**CONSOLIDATED PROFIT AND LOSS STATEMENT**

| For the year ended 31 December | Notes | 2006 US$m | 2005 US$m | 2006* HK$m | 2005* HK$m |
|---|---|---|---|---|---|
| Turnover | 3 | 2,474.8 | 1,986.1 | 19,303.4 | 15,491.6 |
| Cost of sales | | (1,838.5) | (1,511.7) | (14,340.3) | (11,791.3) |
| Gross profit | | 636.3 | 474.4 | 4,963.1 | 3,700.3 |
| Gain/(loss) on divestment, dilution and disposal, net | | 106.0 | (6.3) | 826.8 | (49.1) |
| Distribution costs | | (229.4) | (175.0) | (1,789.3) | (1,365.0) |
| Administrative expenses | | (150.8) | (128.5) | (1,176.2) | (1,002.3) |
| Other operating expenses, net | | (105.2) | (29.8) | (820.6) | (232.4) |
| Net borrowing costs | 5 | (106.6) | (107.3) | (831.5) | (836.9) |
| Share of profits less losses of associated companies | | 143.0 | 137.7 | 1,115.4 | 1,074.1 |
| Profit before taxation | 4 | 293.3 | 165.4 | 2,287.7 | 1,290.1 |
| Taxation | 5 | (71.6) | (26.6) | (558.4) | (207.5) |
| Profit for the year | | 221.7 | 138.8 | 1,729.3 | 1,082.6 |
| Attributable to: | | | | | |
| Equity holders of the parent | 6 | 164.5 | 103.0 | 1,283.1 | 803.4 |
| Minority interest | | 57.2 | 35.8 | 446.2 | 279.2 |
| | | 221.7 | 138.8 | 1,729.3 | 1,082.6 |
| Ordinary share dividends | 7 | | | | |
| Interim – U.S. 0.13 cent (HK1.00 cent) (2005: U.S. 0.13 cent (HK1.00 cent)) per share | | 4.1 | 4.1 | 32.0 | 32.0 |
| Special – U.S. 0.12 cent (HK0.94 cent) (2005: Nil) per share | | 3.9 | – | 30.4 | – |
| Proposed final – U.S. 0.45 cent (HK3.50 cents) (2005: U.S. 0.26 cent (HK2.00 cents)) per share | | 14.4 | 8.2 | 112.3 | 63.9 |
| Total | | 22.4 | 12.3 | 174.7 | 95.9 |

| For the year ended 31 December | Notes | 2006 US¢ | 2005 US¢ | 2006* HK¢ | 2005* HK¢ |
|---|---|---|---|---|---|
| Earnings per share attributable to equity holders of the parent | 8 | | | | |
| Basic | | 5.15 | 3.23 | 40.17 | 25.19 |
| Diluted | | 5.06 | 3.17 | 39.47 | 24.73 |

**CONSOLIDATED BALANCE SHEET**

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**CONSOLIDATED STATEMENT OF CHANGES IN EQUITY**

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**CONSOLIDATED CASH FLOW STATEMENT**

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**Publication:** South China Morning Post **Date:** 12 April 2007 73
**Page:** Classified 6-8 **Where Published:** Hong Kong



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**Publication:** South China Morning Post **Date:** 12 April 2007 3/3
**Page:** Classified 6-8 **Where Published:** Hong Kong



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